DREYFUS PREMIER GNMA FUND

Statement of Investments
March 31, 2005 (Unaudited)

Bonds and Notes -	91.9%	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed-	**86.8%**		
Government National Mortgage Association I:			
5%		32,585,000 a	32,136,956
5.5%, 3/15/2033- 3/15/2035		28,234,422	28,530,732
6%, 2/15/2029- 9/15/2034		23,350,222	24,022,833
6.5%, 11/15/2007- 5/15/2028		2,250,450	2,345,801
7.5%, 2/15/2022-12/15/2023		770,316	831,995
8%, 4/15/2008-12/15/2022		1,157,825	1,228,655
8.5%, 10/15/2016-11/15/2022		476,503	521,516
9%, 11/15/2019-12/15/2022		375,703	413,194
9.5%, 5/15/2018-1/15/2025		306,553	341,816
Ser. 2005-29, Cl. A, 4.7%, 12/15/2029		500,000	489,992
Ser. 2005-32, Cl. B, 5.5%, 12/15/2029		500,000	495,000
Government National Mortgage Association II:			
3.375%, 4/20/2030-6/20/2032		2,681,782 b	2,721,924
3.5%, 7/20/2030-7/20/2032		1,086,344 b	1,097,691
5%, 9/20/2033		1,181,785	1,166,268
5.5%		13,636,000 a	13,742,531
6.5%, 5/20/2031		2,846,254	2,968,102
7%, 1/20/2030-4/20/2032		3,438,898	3,624,241
7.5%, 9/20/2030		26,862	28,717
9%, 7/20/2025		228,512	251,576
Total U.S. Government Agencies/Mortgage-Backed-			**116,959,540**
U.S. Government-	**5.1%**		
U.S. Treasury Inflation Protected Securities:			
.875%, 4/15/2010		4,197,355 c	4,106,767
3.375%, 1/15/2007		2,575,618 c	2,703,573
			6,810,340
Total Bonds and Notes			
(cost $ 123,990,139)			**123,769,880**
Short-Term Investments-	**40.9%**		
U.S. Treasury Bills:			
1.99%, 4/7/2005		45,000,000	44,981,100
2.53%, 4/21/2005		10,000,000	9,985,600
2.54%, 6/16/2005		125,000 d	124,290
Total Short-Term Investments			
(cost $ 55,090,352)			**55,090,990**
Total Investments (cost $ 179,080,491)	**132.8%**		**178,860,870**
Liabilities, Less Cash and Receivables	**(32.8%)**		**(44,184,912)**
Net Assets	**100.0%**		**134,675,958**

(a)   Purchased on a forward commitment basis.
(b)   Variable rate security-interest rate subject to periodic change.
(c)   Principal amount for accrual purposes is periodically adjusted based on changes in the
       Consumer Price Index.
(d)   Held by a broker as collateral for open financial futures positions.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS PREMIER GNMA FUND

Statement of Financial Futures
March 31, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 3/31/2005 ($)
Financial Futures Long				
U.S. Treasury 30 Year Bonds	62	6,905,250	June 2005	(120,021)
Financial Futures Short				
U.S. Treasury 5 Year Notes	230	24,631,563	June 2005	117,578
U.S. Treasury 10 Year Notes	8	874,125	June 2005	8,750
				6,307